

STRATEGIC ATLANTA TRANSACTIONS

March 4, 2019

OVERVIEW

THREE TRANSACTIONS GENERATE:
- $65.4MM IN GAIN/FEES RUNNING THROUGH FFO
- AN ATTRACTIVE ACQUISITION OPPORTUNITY
- FUTURE DEVELOPMENT RIGHTS

1 Gulch Air Rights
Sale
- Sales price $13.25MM
- Gain on sale $13.1MM[1]
- Future office development rights

2 650 West Peachtree
Fee Development
- Cousins to develop new 750K SF headquarters for Norfolk Southern in Midtown Atlanta
- Fee income $52.3MM

3 1200 Peachtree
Acquisition
- Acquisition price $82MM
- 11.5% Year 1 GAAP yield

THE TABLE BELOW OUTLINES THE EXPECTED ANNUAL FFO IMPACT OF THE GULCH AIR RIGHTS AND 650 WEST PEACHTREE TRANSACTIONS.[2]

ANNUAL FFO IMPACT [3]					
($MM's)	2019	2020	2021	2022	Total
Gulch Air Rights Gain on Sale	$13.1	-	-	-	$13.1
Fee Income [4]	$21.1	$15.6	$12.5	$3.1	$52.3
Total FFO Impact	$34.2	$15.6	$12.5	$3.1	$65.4

1 Gain on sale reflects approximately $150K in closing costs.
2 Excludes the impact from 1200 Peachtree acquisition which includes $8mm of GAAP NOI in 2019.
3 Recorded in accordance with GAAP. Actual fee payments are tied to specific development milestones.
4 Represents anticipated recognition of fees based on current development schedule for 650 West Peachtree.

1 GULCH AIR RIGHTS

COUSINS SELLS ITS AIR RIGHTS IN THE GULCH TO CIM GROUP


CNN Center
State Farm Arena
Mercedes Benz Stadium
Gulch Development
CUZ Air Rights

SALE PRICE:

$13.25MM ($0 Basis)

SIZE:

~8 ACRES

CLOSING:

FEBRUARY 26, 2019

BENEFITS:

$13.1MM GAIN ON SALE[1]

FUTURE OFFICE DEVELOPMENT RIGHTS

- COUSINS ACQUIRED AIR RIGHTS WHEN DEVELOPING THE CNN CENTER IN THE 1970s
- CIM GROUP INTENDS TO DEVELOP A MIXED-USE DISTRICT INCLUDING APPROXIMATELY 4MM SF OF OFFICE, RETAIL, APARTMENTS, CONDOMINIUMS AND ENTERTAINMENT FACILITIES
- COUSINS RETAINS, UNDER CERTAIN CONDITIONS, OFFICE DEVELOPMENT RIGHTS ON THE GULCH SITE
- PROCEEDS FROM THE SALE RUN THROUGH FFO AS A GAIN ON SALE

1 Gain on sale reflects approximately $150K in closing costs.

2 650 WEST PEACHTREE

COUSINS TO DEVELOP NEW HEADQUARTERS FOR NORFOLK SOUTHERN IN MIDTOWN ATLANTA


marta



SIZE:
750K SF
CONSTRUCTION START:
Q1 2019
ESTIMATED DELIVERY:
Q3 2021
BENEFITS:
FEE DEVELOPMENT GENERATING $52.3MM IN FFO THROUGH 2022

- NORFOLK SOUTHERN WILL RELOCATE ITS CORPORATE HEADQUARTERS TO ATLANTA AND CONSOLIDATE ITS EXISTING ATLANTA OPERATIONS AT THIS LOCATION
- THE NEW HQ SITE IS LOCATED IN MIDTOWN ATLANTA NEAR GEORGIA TECH AND IS ADJACENT TO THE NORTH AVENUE MARTA STATION
- NORFOLK SOUTHERN ACQUIRED THE SITE FROM COUSINS AND WILL OWN THE ENTIRE DEVELOPMENT
- COUSINS WILL SERVE AS FEE DEVELOPER. IT WILL HAVE NO FUNDING REQUIREMENTS OR OWNERSHIP INTEREST IN THE DEVELOPMENT

1200 PEACHTREE

COUSINS ACQUIRES 1200 PEACHTREE FROM NORFOLK SOUTHERN IN MIDTOWN ATLANTA



Promenade

1200 Peachtree

Peachtree St

marta

ACQUISITION PRICE:
$82MM ($222/SF)

SIZE:
370K SF

CLOSING:
MARCH 1, 2019

BENEFITS:
ATTRACTIVE ACQUISITION OPPORTUNITY 11.5% YEAR 1 GAAP YIELD

- CLASS A OFFICE BUILDING IN MIDTOWN ATLANTA WITH SIGNIFICANT RECENT UPGRADES

- LOCATED ON PEACHTREE STREET ADJACENT TO COUSINS' PROMENADE OFFICE TOWER AND THE ARTS CENTER MARTA STATION

- NORFOLK SOUTHERN HAS SIGNED A TRIPLE NET LEASE FOR 100% OF THE BUILDING WITH NO REQUIRED TENANT IMPROVEMENTS AND AN EXPIRATION OF DECEMBER 31, 2021

GREGG ADZEMA
EXECUTIVE VICE PRESIDENT
AND CHIEF FINANCIAL OFFICER
gadzema@cousins.com
404.407.1116

RONI IMBEAUX
VICE PRESIDENT, FINANCE
AND INVESTOR RELATIONS
rimbeaux@cousins.com
404.407.1104

Cautionary Note Regarding Forward-Looking Statements

This document may include "forward-looking statements" within the meaning of federal and state securities laws and are subject to uncertainties and risks. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Cousins Properties Incorporated ("Cousins") operates, and beliefs of and assumptions made by Cousins' management, involve uncertainties that could significantly affect the financial or operating results of Cousins. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks related to the ability to successfully integrate our operations and employees following the merger; the ability to realize anticipated benefits and synergies of the transactions; potential changes to tax legislation; changes in demand for developed properties; adverse changes in financial condition of joint venture partner(s) or major tenants; risks associated with the acquisition, development, expansion, leasing and management of properties; risks associated with the geographic concentration of our portfolio; risks associated with the industry concentration of tenants; risks related to national and local economic conditions, the real estate industry in general, and the commercial real estate markets in particular; competition from other developers or investors; the ability to retain key personnel; and those additional risks and factors discussed in reports filed with the Securities and Exchange Commission ("SEC") by Cousins. Cousins does not intend, and undertakes no obligation, to update any forward-looking statement. Unless otherwise noted, all information in this presentation is as of December 31, 2018.



3344 Peachtree Road NE | Suite 1800
Atlanta, GA 30326

Cousins

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